Fona, Inc.

2575 Pearl St. Ste. 220

Boulder, CO   80302

November 1, 2012

VIA E-Mail

Ms. Linda Cvrkel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC  20549

RE:

Fona, Inc.

Form 10-K, for the year ended December 31, 2011

Filed March 30, 2012

File No.: 000-54129

Ladies and Gentlemen:

Fona, Inc. (the “Company”) responds to the comments raised by the staff of the Commission in the letter dated September 14, 2012, from Linda Cvrkel to Chloe DiVita, Chief Financial Officer of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.

Item 9A. Controls and Procedures, page 23

1.

We note your disclosure that your principal executive officer and principal financial officer concluded that. As of the period covered by the Form 10-K, your disclosure controls and procedures are effective at the reasonable assurance levels. We also note from your Mangement’s Annual Report on Internal Control over Financial Reporting, that you concluded that as of December 31, 2011, you internal control over financial reporting was not effective due to material weaknesses in the system of internal control. Please explain to us how you were able to conclude that disclosure controls and procedures were effective at December 31, 2011 in light of the conclusion that due to material weaknesses, internal controls over financial reporting were not effective. Please advise or revise to change your conclusion regarding the effectiveness of disclosure controls and procedures.

Response:

The comment in our Annual Report on Internal Control of Financial Reporting was based on our auditor’s advice that our lack of segregation of duties and the use of QuickBooks for our accounting system constituted material weaknesses in our system of internal controls.  However, based on the Company’s very limited level of activities, our principal executive and financial officers determined that our controls and procedures are, nonetheless, effective at the reasonable assurance level.

Fona, Inc.

2575 Pearl St. Ste. 220

Boulder, CO   80302

Exhibits 31.1, 31.2 and 31.3 Rule 302 Certifications

Exhibits 32.1, 32.2 and 32.3 Rule 906 Certifications

2.

We note that each of your Rule 302 and Rule 906 Certifications is dated as follows: “March current at the time of filing, 2012.” Please revise to appropriately date each of these certifications as of the date of signing. Revisions should be done by amendment to the Form 10-K.

Response:

In response to the Staff’s comment, the Company has revised Exhibits 31.1, 31.2, 31.3, 32.1, 32.2 and 32.3 of the Form 10-K to be filed as an amendment.

The Company acknowledges that

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 303.499.6000 x 108.

Sincerely yours,

/s/ Michael Friess

Michael Friess

2